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                                                                      Exhibit 16


November 24 1999

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Dear Sir/Madam:

We have read the statements in Item 4 included in the Form 8-K dated November 19, 1999 of Cumetrix Data Systems Corp. to be filed with the Securities and Exchange Commission and have the following comments:

     a. We agree with the statements made in sentences 1 and 2 with regards to our termination and our reports. However, we have no basis to agree or disagree with the statement in sentence 3 concerning this decision being approved by the Board of Directors.

     b.  We agree with the statements made in sentences 4,5, and 6.


Very truly yours,



ARTHUR ANDERSEN LLP

Copy to:  Mr. Max Toghraie, Cumetrix Data Systems Corp.